United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-31354	CUSIP Number 516648102
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LAPOLLA INDUSTRIES INC
Full Name of Registrant

Former Name if Applicable
15402 Vantage Pkwy E, #322
Address of Principal Executive Office (Street and Number)
Houston, Texas 77032
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the Company's rapid growth, additional time is needed to complete the audit and annual report for the 2011 year. We expect the Form 10-K for the year ended December 31, 2011 to be filed on or before April 14, 2012.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael T. Adams	(281)	219-4700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Overall Results of Operations

  Sales

  Sales increased $15,723,082, or 22.3%, from 2010 to 2011, compared to an increase of $20,470,159, or 40.9%, from 2009 to 2010. From 2010 to 2011, sales increased $9,995,501, or 16.2%, for our foams, and $5,727,581, or 64.4%, for our coatings, compared to an increase of $18,516,479, or 43.0%, for our foams, and $1,953,680, or 28.1%, for our coatings, due to higher demand attributed to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation and roofing systems to energy efficient SPF and acrylic coatings. High and volatile energy prices continue to heighten the public’s interest for green building materials and sustainable energy solutions. Our AirTight SprayFoam division, which is a turn-key, equipment, startup, and training operation, provided additional market penetration for our foams, resulting in approximately $12.0 Million, $11.4 Million, and $8.5 Million, in sales in 2011, 2010, and 2009, respectively. Pricing changes added approximately $1,225,204 and reduced approximately $1,152,907 and $122,316, in sales, while sales volumes added approximately $14,497,879, $19,317,252, and $2,007,604, for 2011, 2010, and 2009, respectively.

  Cost of Sales

  Cost of sales increased $17,248,132, or 32.1%, from 2010 to 2011, compared to an increase of $16,244,543, or 43.3%, from 2009 to 2010. From 2010 to 2011, cost of sales increased $11,903,905, or 25.4%, for our foams, and $5,344,227, or 77.4%, for our coatings, due primarily to increases of $9,995,501, or 16.2%, and $5,727,581, or 64.4%, in our foam and coatings sales, respectively. We had a 60.8% and 58.6% increase in freight costs, along with a 5.8% and 2.9% increase in material costs, in 2011 and 2010. Freight and material costs increased in 2011 due primarily to sales volumes, extraordinary increases in raw material costs from global allocation, unusual geopolitical circumstances, and profit taking by feedstock suppliers, and in 2010 due primary to increased sales volumes. From 2009 to 2010, cost of sales increased $14,884,604, or 46.5%, for our foams, and $1,359,940, or 24.5%, for our coatings, due primarily to increases of $18,516,479, or 43.0%, and $1,953,680, or 28.1%, in our foam and coatings sales, respectively. We had a 15.5% decrease in freight costs, along with a 2.7% decrease in material costs, in 2009.

  Gross Profit

  Our gross profit decreased $1,525,050, or 9.1%, from 2010 to 2011, due to extraordinary increases in raw material costs from global allocation, unusual geopolitical circumstances, and profit taking by feedstock suppliers, offset by sales growth, compared to an increase of $4,225,616, or 33.9% from 2009 to 2010, due to our sales growth. Gross margin percentage decreased 9.1% from 2010 to 2011 and 1.2% from 2009 to 2010 due primarily to increased freight costs and raw materials costs, offset by manufacturing efficiencies.

  Operating Expenses

  Our total operating expenses are comprised of selling, general and administrative expenses, or SG&A, professional fees, depreciation, amortization of other intangible assets, and consulting fees. These total operating expenses increased $4,755,668, or 25.9%, from 2010 to 2011, due to increases of $4,216,991 for SG&A, $224,240 for professional fees, $63,316 for amortization of other intangible assets, and a decrease of $14,882 for depreciation expense, compared to, $246,229, or 1.8% from 2009 to 2010, due to increases of $92,633 for SG&A, $78,036 for professional fees, $27,567 for depreciation, $21,127 for amortization of other intangible assets, and $26,866 for consulting fees.

  SG&A increased $4,216,991, or 25.5%, from 2010 to 2011, due to increases of $22,176 for advertising, $588,544 for bad debts, $303,448 for corporate office, $151,028 for distribution, $31,184 for insurances, $306,695 for marketing and promotions, $1,124,039 for payroll and related employee benefits, $124,965 for rents, $48,595 for sales commissions, $1,192,384 for share based compensation, and $336,472 for travel and travel related services, offset by a decrease of $12,539 for investor relations. The $588,544 increase for bad debts related to an increase in select customer bankruptcies and defaults due to lingering stressors from the tightened credit markets and recession. The $303,448 increase in corporate office expenses relates primarily to increases of $162,698 in bank fees, $30,451 in cellular phones, $56,732 in collection fees, $31,409 in dues and subscriptions, $102,072 in miscellaneous expense, $72,554 in temporary labor, partially offset by a reversal of $164,119 in accrued executive management EBITDA bonus due to the established criteria not being met in 2011, and a decrease of $31,388 in lease expense. The $151,028 increase in distribution expenses relates to increased sales volumes through previously established outside warehouses and using additional outside warehouses to better serve customers. The $31,184 increase in insurance relates to an increase in our credit insurance premium. The $306,695 increase for marketing, promotions, and trade shows, was from an increase in attendance at major industry trade shows and larger volume of printed marketing and give-a-way promotional items from broader sales efforts. The $1,124,039 increase in payroll and related employee benefits was due to hiring of additional sales personnel and middle management to manage the 22.3% increase in sales volumes and to meet anticipated growth forecasts. The increase of $124,965 in rents was due to expansion of our Houston, Texas facility to include space for spray rig building and technical training and our Ontario, Canada facility to include more space for warehousing and technical training. The $48,595 increase in sales commissions was due to the 22.3% increase in sales. The $1,192,384 increase in share based compensation due to expensing of stock options and restricted stock awards to non-employee directors and consultants. The $336,472 increase for travel and travel related services related to increased attendance at trade shows and international expansion efforts. SG&A increased $92,633, or 0.8%, from 2009 to 2010 due to increases of $67,357 for advertising, $487,364 for sales commissions, $238,881 for corporate, $10,174 for investor relations, $891,800 for payroll and related employee benefits, and $56,835 for travel and related services, offset by decreases of $649,691 for bad debts, $23,506 for distribution, $174,810 for insurances, $360,660 for marketing, promotions, and trade shows, $13,107 for rents, and $438,005 for share based compensation. The $487,364 increase in sales commissions was due to the 40.9% increase in sales. The $238,881 increase in corporate was primarily due to the establishment of the executive management EBITDA bonus program in 2010. The $892,800 increase in payroll and related employee benefits was due to increases in salaries and hiring of additional sales personnel to manage the 40.9% increase in sales volumes. The $649,691 decrease in bad debts in 2010 was due to an improved economic environment, tighter credit controls, and increased use of credit insurance. The $174,810 decrease in insurances was from reduced loss ratios under our various insurances, resulting in more competitive renewal costs. The $360,660 decrease in marketing, promotions, and trade shows, was from implementation of more efficient strategies. The $438,005 decrease in share based compensation resulted from a reduction in outstanding stock option and restricted common stock incentive grants.

  Professional fees increased $244,240, or 40.4%, from 2010 to 2011, compared to, an increase of $78,036, or 27,7%, from 2009 to 2010, primarily due to increased legal fees related to review of various board, executive, and international business agreements.

  Depreciation expense decreased $14,882, or 5.0%, from 2010 to 2011, due to a decrease in depreciable assets, compared to, an increase of $27,567, or 9.7% from 2009 to 2010 due to an increase in depreciable assets, primarily vehicles for our growing sales force.

  Amortization of other intangible assets expense increased $63,316, or 14.1%, compared to, $21,126, or 5.8%, from 2009 to 2010, due to an increase in amortizable assets primarily approvals and certifications.

  Consulting fees increased $246,003, or 54.0%, from 2010 to 2011, due to the Company entering into an advisory and consulting agreement with a non-employee director in the first quarter of 2011, compared to, an increase of $26,866, or 14.7%, from 2009 to 2010, due to retaining outside professionals for advisory and information technology services.

  Other Income (Expense)

  Our total other income (expense) are comprised of interest expense, interest expense – related party, interest expense – amortization of discount, gain or loss on derivative liability, (gain) loss on sale of assets, and other, net.

  The total other income (expense) decreased $673,363, or 207.6%, from 2010 to 2011, due to decreases of $247,864 for interest expense, $200 for interest expense – related party, $702,232 for interest expense – amortization of discount, a $4,051 gain on the sale of an asset, offset by a decrease of $141,902 in gain on our derivative liability and $139,082 in other, net, compared to, a decrease $945,605, or 48.7%, from 2009 to 2010, due to decreases of $372,730 for interest expense, $247,059 for interest expense - related party, and $209,853 for interest expense - amortization of discount, and an increase of $154,765 for other, net, offset by a reduction of $38,801 in gain on derivative liability.

  Interest expense decreased $247,864, or 43.8%, from 2010 to 2011, due to the Company maintaining asset based bank financing at competitive interest rates, compared to, a decrease of $372,730, or 31.4%, from 2009 to 2010, due to the Company obtaining asset based bank financing at competitive interest rates during the latter half of 2010 which replaced more expensive mezzanine styled credit instruments.

  Interest expense – related party was $-0-, from 2010 to 2011, due to no outstanding related party loans, compared to, a decrease of $247,059, or 99.9%, from 2009 to 2010, due to a decrease in capital utilized from related party loans provided by our Chairman of the Board.

  Interest expense – amortization of discount was $-0-, from 2010 to 2011, due to no outstanding mezzanine credit, compared to, a decrease of $209,853, or 23.0%, from 2009 to 2010, due to the Company paying off its mezzanine styled debt during the latter part of 2010 in connection with obtaining asset based bank financing on more favorable terms.

  Gain on derivative liability decreased $141,902, or 103.0%, from 2010 to 2011, compared to a decrease of $38,801, or 12.2%, from 2009 to 2010, due primarily to the volatility in the Company's common stock in relation to the outstanding detachable warrants granted in connection with the Company's former mezzanine styled debt instruments.

  Gain on sales of assets increased $4,051, or 31.5%, from 2010 to 2011, due to sale of depreciable vehicles and equipment for more than book value, compared to, a gain of $8,813, from 2009 to 2010, due to sale of a depreciable vehicle for more than book value.

  Other income decreased $139,082, or 153.1%, from 2010 to 2011, due primarily to an decrease in collection of finance charges related to extensions of credit on aged accounts receivable, compared to, an increase of $154,765, or 184.3%, from 2009 to 2010, due primarily to an increase in collection of finance charges related to extensions of credit on aged accounts receivable.

  Net Income (Loss)

  Net loss was $3,506,290, from 2010 to 2011, due primarily to an increase in cost of sales of $17,248,132, or 32.1%, from an increase of 60.8% in freight costs and 5.8% in material costs, total operating expenses of $4,755,668, or 25.9%, from an increase of 25.5% in SG&A (which includes non-cash share based compensation of $1,192,384), 40.4% in professional fees, and 54.0% in consulting fees, offset by a decrease of $673,363 in other, net, from a decrease of 43.8% in interest expense, 100% in interest expense – amortization of discount, 103.0% in gain on derivative liability, and 207.6% in other income, compared to, net income of $2,101,064 for 2010, compared to a net loss of $2,823,927 for 2009, due primarily to a $20,470,159, or 40.9% increase in sales resulting in a $4,225,616, or 33.9%, increase in gross profit, decreases of $649,691, or 60.5%, in bad debts, $174,810, or 31.2%, in insurance costs, $360,660, or 28.0%, in marketing, promotions, and trade shows, $438,005, or 81.3%, in share based compensation, $372,730, or 31.4%, in interest expense, $247,059, or 99.9%, in interest expense - related party, $209,853, or 23.0%, in interest expense - amortization of discount, and $154,765, or 173.8%, in other income. Net loss per share was $0.04 for 2011, compared to net income per share of $0.03 for 2010 and net loss per share of $0.06 for 2009.

  Net Income (Loss) Available to Common Stockholders

  Net loss available to common stockholders and related loss per share was $4,175,234 and $0.05 for 2011, net income available to common stockholders and related income per share was $772,934 and $0.01 for 2010, and net loss available to common stockholders and related loss per share was $3,640,952 and $0.06 for 2009. We had a $659,186, or 49.6%, decrease in our preferred stock dividends from 2010 to 2011, due to a decrease in the amount of Series D Preferred Stock outstanding during 2011, compared to, a $511,106, or 62.6%, increase in our preferred stock dividends from 2009 to 2010, due to an increase in the amount of Series D Preferred Stock outstanding during 2010.

  Results of Business Segments

  Foam Segment

  Foam sales increased $9,995,501, or 16.2%, from 2010 to 2011, compared to, an increase of $18,516,479, or 43.0%, from 2009 to 2010, due to energy conscious building owners and consumers continuing to seek relief from costly energy prices, as spray polyurethane foam (SPF) gains market share from the paradigm shift away from traditional insulation systems such as fiberglass. AirTight furthered our market penetration into the foam segment through its start-up training and rig building operations. Foam equipment sales increased $237,504, or 6.6%, from 2010 to 2011, compared to, an increase of $1,574,577, or 76.9%, from 2009 to 2010. Foam cost of sales increased $11,903,905, or 25.4%, from 2010 to 2011, due primarily to increased sales volumes, higher freight and raw material costs, partially offset by manufacturing efficiencies, compared to, an increase of $14,884,604, or 46.5%, from 2009 to 2010, due primarily to increased sales volumes and higher freight costs, partially offset by manufacturing efficiencies. Foam gross profit decreased $1,908,404, or 13.0%, from 2010 to 2011, due to extraordinary increases in raw material costs from global allocation, unusual geopolitical circumstances, and profit taking by feedstock suppliers, offset by sales growth, compared to, an increase of $3,631,875, or 32.8%, from 2009 to 2010, due to our sales growth. Foam gross margin percentage decreased 13.0% from 2010 to 2011, due primarily to increased raw material and freight costs and the inability to pass on these increased costs to our customers due to market softness during 2011, compared to, a decrease of 1.8%, primarily from higher freight costs. Foam segment profit decreased $3,290,157, or 65.9%, from 2010 to 2011, primarily due to an increase of $9,995,501, or 16.2% from aggressive sales growth, offset by an increase of $11,903,905, or 25.4%, in cost of sales from higher freight and raw material costs and $1,381,753, or 14.2%, in segment operating costs, compared to, an increase of $3,745,166, or 299.5%, from 2009 to 2010, primarily due to a $18,516,479, or 43.0%, increase in sales.

  Coatings Segment

  Coatings sales increased $5,727,581, or 64.4%, from 2010 to 2011, compared to, an increase of $1,953,680, or 28.1%, from 2009 to 2010, due to increased demand from general economic improvements and loosening of credit markets. Coating equipment sales decreased 324,946, or 92.7%, from 2010 to 2011, compared to an increase of $147,343, or 72.6%, from 2009 to 2010. Coatings cost of sales increased $5,344,227, or 77.4%, from 2010 to 2011, due primarily to increased sales volumes, higher freight and raw material costs, partially offset by manufacturing efficiencies, compared to, an increase of $1,359,939, or 24.5%, from 2009 to 2010, due to increased sales volumes and higher material costs. Coatings gross profit increased $383,354, or 19.2%, from 2010 to 2011, due to higher sales volumes, offset by higher raw material costs and a gross margin decrease of 6.2% primarily from higher freight and raw material costs, compared to, an increase of $593,741, or 42.2%, from 2009 to 2010, due to higher sales volumes and a gross margin percentage increase of 2.2%, primarily from manufacturing efficiencies, partially offset by higher material costs. Coating segment profit decreased $542,779, or 80%, from 2010 to 2011, due to higher freight and raw material costs, and an increase of $926,133, or 70.1%, in segment operating costs, compared to an increase of $776,160, or 544.6%, from 2009 to 2010, due to higher sales volumes.

  Total Segments

  Total sales increased $15,723,082, or 22.3%, from 2010 to 2011, compared to, an increase of $20,470,159, or 40.9%, from 2009 to 2010. Total equipment sales decreased $87,442, or 2.2%, from 2010 to 2011, compared to, an increase of $1,721,920, or 76.5%, from 2009 to 2010. Total cost of sales increased $17,248,132, or 32.1%, from 2010 to 2011, compared to, an increase of $16,244,543, or 43.3%, from 2009 to 2010. Total gross profits decreased $1,525,050, or 9.1%, and gross margin percentage decreased 6.1%, from 2010 to 2011, compared to, an increase of $4,225,616, or 33.9%, and gross margin percentage decreased 1.2%, from 2009 to 2010. Total segment operating expenses increased $2,307,886, or 20.9%, from 2010 to 2011. Total segment profits decreased $3,832,936, or 67.5%, from 2010 to 2011, compared to, an increase of $4,566,157, or 412.1%, from 2009 to 2010.

  Outlook for 2012

  The Company’s outlook remains very aggressive and positive, as we expect sales to continue to grow to record levels in 2012. Our optimism is based on our market share gains in the insulation and construction markets which are driven by growing consumer awareness about energy efficient foams and coatings. The markets for our products are highly competitive; however, we believe that our competitive advantages are rooted in our product formulations, credentials, approvals, performance, pricing, and technical customer service. In addition, we offer the flexibility, quality of products and responsiveness that a smaller company can offer. This outlook is based on a number of assumptions relating to our business and operations which are subject to change, some of which are outside our control. A variation in our assumptions may result in a change in this outlook.

Lapolla Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-30-2012	By /s/	Michael T. Adams, EVP	Title:	Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).